June 21, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Franklin Templeton Holdings Trust
Withdrawal of Request for Acceleration of Effectiveness
Registration Statement on Form S-1
File No. 333-264468

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 17, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, June 22, 2022, at 3:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please direct any questions to Miranda Sturgis, Esq. at (215) 564-8131.

Sincerely,

FRANKLIN TEMPLETON HOLDINGS TRUST

By:	Franklin Holdings, LLC, as its Sponsor

By:	/s/ Navid Tofigh
Name:	Navid Tofigh
Title:	Secretary

CC:	Julie Sterner Patel
Amy C. Fitzsimmons
J. Stephen Feinour, Jr.
Miranda Sturgis